                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 ---------------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               (Amendment No. __ )

                          MALAN REALTY INVESTORS, INC.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                   561063-10-8
                                 (CUSIP Number)

                                 JOHN P. KRAMER
                        KENSINGTON INVESTMENT GROUP, INC.
                            4 ORINDA WAY, SUITE 220D
                            ORINDA, CALIFORNIA 94563
                                 (925) 253-2949
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 With a copy to:

                                LAWRENCE LEDERMAN
                       MILBANK, TWEED, HADLEY & McCLOY LLP
                             1 CHASE MANHATTAN PLAZA
                               NEW YORK, NY 10005

                                  March 3, 2000
             (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |X|.
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                                  SCHEDULE 13D

CUSIP NO.:  561063-10-8

(1)      NAME OF REPORTING PERSON:  Kensington Investment Group, Inc.

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 68-0309666

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)      |_|

         (b)      |_|

(3)      SEC USE ONLY

(4)      SOURCE OF FUNDS:  AF; OO

(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)           |_|

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

(7)      SOLE VOTING POWER:  496,350

(8)      SHARED VOTING POWER:  0

(9)      SOLE DISPOSITIVE POWER: 496,350

(10)     SHARED DISPOSITIVE POWER:  0

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  496,350

(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                   |_|

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  9.60%

(14)     TYPE OF REPORTING PERSON:  CO; IA
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                                  SCHEDULE 13D

CUSIP NO.:  561063-10-8

(1)      NAME OF REPORTING PERSON:  John P. Kramer

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)      |_|

         (b)      |_|

(3)      SEC USE ONLY

(4)      SOURCE OF FUNDS:  N/A

(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)           |_|

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION:  United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

(7)      SOLE VOTING POWER:  0

(8)      SHARED VOTING POWER:  0

(9)      SOLE DISPOSITIVE POWER: 0

(10)     SHARED DISPOSITIVE POWER:  0

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  0

(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                   |_|

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0%

(14)     TYPE OF REPORTING PERSON:  IN

ITEM 1.       SECURITY AND ISSUER.

         The class of equity securities to which this Statement on Schedule 13D relates is the Common Stock, $.01 par value (the "Common Stock"), of Malan Realty Investors, Inc., a Michigan corporation (the "Company"), with its principal executive offices located at 30200 Telegraph Road, Suite 105, Birmingham, Michigan 48025. The Common Stock is the only class of securities of the Company entitled to vote in the election of directors and on the other matters on which shareholders of the Company are entitled to vote.

ITEM 2.       IDENTITY AND BACKGROUND.

         This Statement is being filed by Kensington Investment Group, Inc., a Delaware corporation (the "Reporting Person"), which beneficially owns more than 5% of the outstanding shares of Common Stock within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Act").

         The Reporting Person is a private corporation that acts as an investment advisor to five separate investment accounts and as the general partner to ten limited partnership investment partnerships, all of which have bought shares of Common Stock in the ordinary course of business at the direction of the Reporting Person (collectively, the "Managed Funds"). The Reporting Person is a registered investment advisor engaged in the business of managing investments in real estate securities. Information regarding the directors and executive officers of the Reporting Person is attached hereto as Annex 1, which annex is hereby incorporated by reference. The principal business and principal office address of the Reporting Person is 4 Orinda Way, Suite 220D, Orinda, California 94563.

         This Statement is also being filed by John P. Kramer, who controls more than a majority of the stock of the Reporting Person, and accordingly may be deemed a beneficial owner of the Common Stock that is the subject of this Statement. Mr. Kramer disclaims beneficial ownership of all such shares.

         During the last five years, neither the Reporting Person, and to the best knowledge of the Reporting Person, nor any of the persons listed on Annex 1 attached hereto, (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (2) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  The shares of Common Stock owned by the Reporting Person were acquired at an aggregate cost (including commissions) of $8,043,587.

                  The 496,350 shares of Common Stock beneficially owned by the Reporting Person were purchased by the Managed Funds in the ordinary course of business at the direction of the Reporting Person with funds available for investment in each of the Managed Funds. From time to time, certain of the Managed Funds may maintain margin accounts to purchase securities in the ordinary course of business. No debt was incurred specifically to purchase Common Stock.

                  Except for minority interests purchased in the Managed Funds from time to time, none of the persons listed in Annex 1 attached hereto has contributed any funds or other consideration towards the acquisition of Common Stock by the Reporting Person.

ITEM 4.       PURPOSE OF TRANSACTION.


         Pursuant to a letter dated March 3, 2000, the Reporting Person requested representation on the Board of Directors of the Company in order to have direct input into the Board's current deliberations to enhance shareholder value. If the Company does not take the appropriate steps to insure the Reporting Person's representation on the Board, the Reporting Person will consider what further actions, if any, it will take. Such further actions could include the proposal and solicitation of proxies in favor of a slate of candidates to stand for election at the upcoming 2000 Annual Meeting of Shareholders of the Company in opposition to the slate nominated by the Company's directors. If the Reporting Person is not satisfied with the Company's response to its request for representation on the Board, the Reporting Person will comply with the Company's advance notice bylaw to preserve its right to nominate directors at the Annual Meeting of Shareholders of the Company.

         Subject to applicable legal requirements and the factors referred to below, the Reporting Person may, from time to time, purchase additional shares of Common Stock in open market or privately negotiated transactions. In determining whether to purchase additional shares, the Reporting Person intends to consider and review various factors on a continuous basis, including the Company's financial condition, business and prospects, other developments concerning the Company, the price and availability of shares of Common Stock, other investment and business opportunities available to the Reporting Person, developments with respect to the Reporting Person's business, and general economic, money and stock market conditions. The Reporting Person reserves the right to change its plans and intentions at any time, as it deems appropriate, and, to the knowledge of the Reporting Person, each of the persons listed on Annex 1 attached hereto may make the same evaluation and may have the same reservation.

         Except as described above in this Item 4 and in Item 6 below, the Reporting Person has no present plans or proposals that relate to or would result in any of the actions enumerated in Item 4 of Schedule 13D. The Reporting Person reserves the right to buy additional shares of Common Stock or to sell shares of Common Stock from time to time.


ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER.

         (a) The Reporting Person beneficially owns 496,350 shares of Common Stock, or approximately 9.60% shares of the Common Stock outstanding. All percentages of shares of Common Stock beneficially owned by the Reporting Person are based on the 5,171,552 shares of Common Stock outstanding as of November 10, 1999, as disclosed in the Company's Quarterly Report on Form 10Q for the quarter ended September 30, 1999.

         (b) Number of shares of Common Stock as to which such Reporting Person has:

                  (i)      sole power to vote or to direct the vote: 496,350

                  (ii)     shared power to vote or direct the vote: 0

                  (iii) sole power to dispose or to direct the disposition of: 496,350

                  (iv) shared power to dispose or to direct the disposition of: 0

         (c) Transactions in the Common Stock by the Reporting Person, and to the best knowledge of the Reporting Person, any of the persons referred to in Annex 1 attached hereto, effected during the past 60 days are described in Annex 2 hereto and are incorporated herein by reference. All such transactions were effected in the open market on the New York Stock Exchange. Except as described in this paragraph (c), neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of the persons referred to in Annex 1 attached hereto, has effected any transactions in the Common Stock during the past 60 days.

         (d) Each Managed Fund has the sole right to receive dividends from, or the proceeds from the sale of, the shares of Common Stock owned by it.

         (e)      Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Neither the Reporting Person, nor the persons listed in Annex 1 attached hereto, is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Company.

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS.

         No.      Description

         1.       Joint Filing Agreement.

         2.       Letter dated March 3, 2000 from Reporting Person to the
                  Company.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             KENSINGTON INVESTMENT GROUP, INC.

                                             By: /s/ John P. Kramer
                                             Name: John P. Kramer
                                             Title: President

                                                                   March 7, 2000

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             /s/ John P. Kramer
                                             John P. Kramer

                                                                   March 7, 2000

                                                                         ANNEX 1


            DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSON


                  The names, present principal occupations and business addresses of the directors and executive offices of the Reporting Person are set forth below. If no address is given, the director's or executive officer's business address is that of the Reporting Person. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to the Reporting Person. Each of the named individuals is a citizen of the United States of America.


Name:                                   Position:
-----                                   ---------

John Kramer                             Director, President

Craig Kirkpatrick                       Director, Executive Vice President

Paul Gray                               Director, Executive Vice President

Cynthia Yee                             Vice President, Treasurer and Secretary

                                                                         ANNEX 2


          SCHEDULE OF TRANSACTIONS IN COMMON STOCK BY REPORTING PERSON

                    Number of           Number of
                    Securities          Securities              Price Per          Aggregate
Date                Purchased             Sold                  Share ($)          Price ($)
----                ---------         --------------          -------------     --------------
01-05-00               500                                       13.374               6,687
01-07-00               500                                       13.374               6,687
01-10-00               500                                        13.75               6,875
01-10-00               500                                       13.625            6,812.50
01-24-00               500                                        14.00               7,000
01-24-00               200                                       14.125                2825
01-25-00                                 4,500                   14.125           63,562.50
01-25-00                                   500                   14.125            7,062.50
01-28-00               200                                        13.75               2,750
02-01-00               500                                       13.624               6,812
02-02-80               500                                        13.50               6,750
02-07-00               500                                       13.874               6,937
02-08-00               500                                        13.75               6,875
02-09-00               500                                        13.75               6,875
02-14-00               500                                        13.50               6,750
02-16-00             2,000                                        13.50              27,000
02-22-00               500                                       13.188               6,594
02-23-00               500                                       13.188               6,594
02-25-00               700                                       12.375            8,662.50
02-25-00              1500                                        12.50              18,750
02-28-00               300                                        12.50               3,750
02-28-00             1,000                                        12.50              12,500

                                  EXHIBIT INDEX



1. Joint Filing Agreement.

2. Letter dated March 3, 2000 from Reporting Person to the Company.